[SRZ Letterhead]


                                       February 11, 2011

VIA EDGAR
---------

Mr. Kieran Brown
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Registration Statement on Form N-14 of Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Fund") (Registration File Nos. 333-171635 and 811-21998)


Dear Mr. Brown and Ms. DiAngelo:

     Set forth below are the Fund's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in telephone conversations on January 31, 2011 and February 3, 2011 in connection with the Fund's registration statement on Form N-14 (the "Registration Statement") relating to the reorganization of Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Emerging Managers Fund") into the Absolute Return Institutional Fund (the "Reorganization"). The Staff's comments appear in italicized text below. The Fund's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

     1. Please file, as separate correspondence, the accounting survivor analysis for the Reorganization of the Fund.

          The requested correspondence has been filed separately on Edgar.

     2. The correct filing type for closed-end funds to register securities issued in connection with a merger is the N-14 8C. Please designate the amendment filing as an N-14 8C.

          We have designated the amendment filing of the Fund's Registration Statement as an N-14 8C.

     3. Please confirm supplementally and add disclosure indicating the percentage of EMMF's Portfolio Funds that is expected to be disposed of in connection with the Reorganization.

February 11, 2011
Page 2

         It is currently expected that EMMF will dispose of no more than 20% of its Portfolio Funds in connection with the Reorganization. Additionally, the requested disclosure has been added.

     4. Please either indicate that each reorganization described in the Registration Statement is contingent upon each other reorganization or, in the alternative, please provide pro forma fee tables for each possible reorganization outcome.

     We have updated the disclosure to state that each reorganization of an EM Fund is contingent upon the reorganization of each other EM Fund.

     5. The heading for the first fee table listed in the Registration Statement is labeled incorrectly. Please revise so that the heading of the first fee table reads "EMF and ARF."

          The requested revision has been made.

     6. Please add a line item called "Total Annual Expenses" after "Acquired Fund Fees and Expenses" in the fee tables.

          The requested line item has been added to each fee table.

     7. Please revise the line item called "Total Annual Fund Operating Expenses" to reflect that it is net of the Expense Limitation.

          The requested change has been made.

     8. Please add a footnote to each fee table that states: "This Fee Table does not reflect the expenses of the Reorganization that will be borne by the Fund."

     The requested footnote has been added to each fee table.

     9. Please indicate in footnote 6 of each fee table when the expense limitation agreement will terminate.

        Disclosure has been added to footnote 6 of each fee table stating that the Expense Limitation Agreement will remain in effect until terminated by the Fund.

     10. Please provide a dollar amount of the estimated expenses of the Reorganization for each of the Emerging Managers Funds in the section entitled "Who will pay the expenses of the Reorganization?"

          The  requested  disclosure  has  been  added.

     11. Please replace the word "estimated" in the last column of the Pro Forma Capitalization Table with the words "pro forma" and add a footnote indicating the estimated cost of the Reorganization.

          The requested change and disclosure have been made.

     12. Please include disclosure to indicate that any amount that would be reimbursable to the Adviser under the recapture provision of the Expense Limitation Agreements of the target funds would be eliminated upon the merger.

February 11, 2011
Page 3

          The  requested  disclosure  has  been  added.

     13. At the end of each pro forma statement please add the following statement: "See the Notes to the Pro Forma Financial Statements."

          The requested addition has been made.

     14. The Pro Forma Schedules of Investments should state "As of September 30, 2010" instead of "For the six month period ended September 30, 2010."

          The requested change has been made.

     15. If any pro forma adjustments are made to a pro forma financial statement, please briefly provide an explanation of the nature of the adjustments.

          The  requested  disclosure  has  been  added.

     16. Please provide the Pro Forma Statement of Operations for the 12-month period ended September 30, 2010 only.

     The Pro Forma Statements of Operations have been amended to reflect only the 12-month period ended September 30, 2010.

     17. Add a statement to the Notes to the Pro Forma Financial Statements that estimates were used for the financial statements and actual results could differ from the estimates.

          The  requested  disclosure  has  been  added.

     18. In the "Valuation of Portfolio Investments at Fair Value and Investment Transactions" section of the Notes to the Pro Forma Financial Statements, please provide a break down of the portfolio by Levels 1, 2 and 3 as of September 30, 2010 and on a pro forma basis.

          The  requested  disclosure  has  been  added.

     19. Please add a statement on page 7 before the Table of Contents that the prospectuses of the AR Feeder Funds, the semi-annual reports of the Acquiring Funds and the annual reports of the Acquiring Funds are incorporated by reference into the Prospectus/Proxy Statement.

          The  requested  disclosure  has  been  added.

     20. Please add a statement that additional information about the registrant has been filed with the Commission and is available upon written request and without charge.

          The  requested  disclosure  has  been  added.

     21. Please add an explanation of the emerging manager risks that the EM Funds are subject to.

          The  requested  disclosure  has  been  added.

February 11, 2011
Page 4

     22. Please clarify that the "various benefits" of the Reorganization referenced in item 1 on page 20 are the benefits mentioned in the discussion above.

          The  requested  change  has  been  made.

     23. On page 24, please delete "No, except that" at the beginning of the fourth paragraph on the page.

          The  requested  change  has  been  made.

     24. Please disclose on page 28 in the paragraph entitled "Who is entitled to vote" the number of votes per share.

          The  requested  disclosure  has  been  added.

     25. Please disclose that there are no rights of appraisal in connection with the Reorganization.

          The  requested  disclosure  has  been  added.

          In  addition  to  the  foregoing,  the  Fund  acknowledges  that:

          - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

          - Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             The Funds believe that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                       Very truly yours,


                                       /s/ George Silfen
                                       --------------------
                                       George Silfen